December 16, 2005

VIA EDGAR

Securities and Exchange Commission Judiciary Plaza 450 Fifth Street, N.W. Washington, DC 20549

Re: Fidelity Rutland Square Trust (SEC File Nos. 333-109560 / 811-21439)

Ladies and Gentlemen:

     On behalf of Fidelity Rutland Square Trust (the “Registrant”), an open-end management investment company, included herewith pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”) is Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A under the Securities Act and Amendment No. 3 to the Registrant’s Registration Statement on Form N-1A under the Investment Company Act of 1940, as amended (the “1940 Act”) (collectively, “PEA No. 1”).

     The purpose of this filing is to add one new portfolio to Registrant, which currently offers one portfolio. The new portfolio is the PAS International Fund of Funds (the “New Portfolio”).

     PEA No. 1 is being filed pursuant to Rule 485(a) under the Securities Act, and it is proposed that it shall become effective seventy-five days after filing in accordance with Rule 485(a), or on such earlier date as the Commission may designate.

     Please direct any comments or questions on the enclosed materials to Joseph R. Fleming, Esq. at (617) 728-7161 or me at (860) 524-3937, or at Dechert LLP, 200 Clarendon Street, 27th Floor, Boston, Massachusetts 02116.

Very truly yours,

/s/ Anthony H. Zacharski

Enclosures